Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Black Mountain Acquisition Corp. on Amendment No. 1 to Form S-1 of our report dated March 29, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Black Mountain Acquisition Corp. as of February 11, 2021 and for the period from February 10, 2021 (inception) through February 11, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, Texas

September 24, 2021